Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made as of June 29, 2007 (the “Effective Date”), by and between Microsoft Corporation, a Washington corporation (“Buyer”) and SAVVIS Communications Corporation, a Missouri corporation (“Seller”).

RECITALS

A. WHEREAS, pursuant to a Lease Agreement, dated March 7, 2000, as amended (the “Prime Lease”) under which Seller, as the successor-in-interest to Exodus Communications, Inc., a Delaware corporation, is the tenant and 2045-2055 Lafayette Street, LLC, as the successor-in-interest to Sharp Development Company, a California corporation, is the landlord (the “Landlord”), Seller leases certain real property and improvements commonly known as 2045 Lafayette Street (the “SC6 Building”) and 2055 Lafayette Street (the “SC7 Building”) more particularly described in the Prime Lease (the “Premises”);

B. WHEREAS, Seller is the owner of certain improvements located on and within the Premises, subject to the terms of the Prime Lease;

C. WHEREAS, Seller and Buyer entered into a Sublease, dated September 12, 2005, for the SC7 Building (as amended, the “SC7 Sublease”) and Seller, as the successor-in-interest to Cable and Wireless Internet Services, Inc., and Buyer also entered into a Sublease, dated August 17, 2002, for the SC6 Building (as amended, the “SC6 Sublease”) (the SC7 Sublease and the SC6 Sublease are collectively referred to herein as the “Subleases”), whereby Buyer subleased the Premises and leasehold improvements located therein;

D. WHEREAS, Buyer also entered into a Master Services Agreement, dated June 29, 2000, with Exodus Communications, Inc., as amended (the “Master Services Agreement”), whereby data center services are provided; and

E. WHEREAS, Seller desires to sell, and Buyer desires to purchase, on the terms and subject to the conditions of this Agreement, all of the Assets (as hereinafter defined) at the Premises and (1) to terminate the Subleases and (2) to terminate Exhibit A-17, as amended, Exhibit A-25, as amended, and any other schedules and/or SOWs (as such term is defined in the Master Services Agreement) related to providing data center services and any other services at the Premises under the Master Services Agreement (collectively, the “Schedules”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions.

“Action” means any litigation, arbitration, mediation, or suit filed by or filed before any judicial Governmental Body.

“Affiliate” of any Person means any Person that controls, is controlled by, or is under common control with such Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Agreement” means this Agreement, including exhibits, attachments and schedules hereto.

“Allocation Agreement” has the meaning assigned in Section 6.2(a).

“Assets” has the meaning assigned in Section 2.1.

“Assignment and Assumption Agreement” means the Assignment and Assumption of Lease Agreement delivered at closing substantially in the form of Exhibit B.

“Assumed Liabilities” has the meaning assigned in Section 2.3.

“Bill of Sale” has the meaning assigned in Section 3.2(a).

“Buyer” has the meaning assigned in the preamble hereof.

“Closing” means the completion of the sale of the Assets, the assumption of the Assumed Liabilities and the assignment and assumption of the Prime Lease.

“Closing Date” has the meaning assigned in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Agreements” means the Bill of Sale, the Assignment and Assumption Agreement, the Termination of Subleases, the Termination of Master Services Agreement and the Landlord’s Consent.

“Commissioning Agreement” has the meaning assigned in Section 2.5.

“Contracts” means all contracts and agreements whether written or oral.

“Encumbrance” means any mortgage, pledge, security interest or lien existing on the date hereof, including any lien for Taxes.

“Environmental Law” means any Law which relates to or otherwise imposes liability or standards of conduct concerning discharges, emissions or Releases of any Hazardous Substance into air (whether indoors or out), water (whether surface or underground) or land (including any subsurface strata), or otherwise relating to their manufacture, processing, generation, distribution use, treatment, storage, disposal, cleanup, transport or handling, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Toxic Substances Control Act of 1976, as amended, the Federal Water Pollution Control Act Amendments of 1972, the Clean Water Act of 1977, as amended, the National Environmental Policy Act of 1969, and any state provision analogous to any of the foregoing.

“Governmental Body” means the United States, any state or other political subdivision thereof, any legislative, executive or judicial unit or instrumentality of any government entity thereof (federal, state or local) or any department, commission, board, agency, or bureau (including a court) exercising executive, legislative, judicial, Tax, regulatory or administrative functions of government.

“Hazardous Substance” means any material, substance or pathogen which(i) constitutes a “hazardous substance”, “toxic substance”, “pollutant”, “contaminant”, “hazardous material”, “hazardous chemical”, “regulated substance” or “hazardous waste” (as such terms are defined by or pursuant to any Environmental Law) or (ii) is otherwise regulated or controlled by or gives rise to liability under, any Environmental Law.

“Hazardous Substance Spill” means the Hazardous Substance spill that occurred at the Premises on or about December 12, 2006.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” means the party entitled to receive indemnification hereunder.

“Indemnifying Party” means the party obligated to provide indemnification hereunder.

“Landlord” has the meaning assigned in Recital A hereof.

“Landlord’s Consent” means the consent of Landlord to the assignment to Buyer of Seller’s interest in the Prime Lease in the form of Exhibit F.

“Law” or “Laws” will mean any law, statute, ordinance, rule, regulation, code, order, judgment, Tax ruling, injunction, decision or decree of any Governmental Body.

“Material Adverse Effect” means any effect, claim, circumstance, change, event or matter that is, or could reasonably be expected to be, materially adverse to (i) the value of the Assets, or (ii) the ability of Seller to consummate the transactions contemplated by this Agreement, provided, that none of the following will be deemed, either alone or in combination, to constitute a

Material Adverse Effect: (i) conditions generally affecting any of the industries or markets in which the Seller or Buyer, as the context requires, operates, or the United States economy in general, and (ii) any formal change by a Governmental Body in the interpretation of any applicable Law that takes effect after the date of this Agreement.

“Nondisclosure Agreement” has the meaning assigned in Section 6.2(b).

“Party” means either Buyer or Seller or collectively, Buyer and Seller.

“Permitted Liens” mean liens, Encumbrances and title exceptions of any kind or nature (i) created or granted by Landlord or its predecessor, (ii) arising from the Prime Lease, (iii) created or granted by, or arising from the actions of Buyer or for which Buyer is otherwise responsible, (iv) for which Buyer is responsible pursuant to the Subleases (regardless of the termination of such Subleases) and (v) for Taxes not yet due and payable.

“Person” means any individual, corporation, partnership, limited liability company, limited liability firm, association, joint venture, joint stock company, trust, unincorporated association or other entity.

“Prime Lease” has the meaning assigned in Recital A hereof.

“Purchase Price” has the meaning assigned in Section 2.4.

“Releases” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration or release of Hazardous Substances.

“Schedules” has the meaning assigned in Recital E hereof.

“Seller” has the meaning assigned in the preamble hereof.

“Subleases” has the meaning assigned in Recital C hereof.

“Tax Returns” means all returns, information returns or other filings required to be made with any Governmental Body with respect to Taxes.

“Taxes” mean all taxes of any kind, including all net income, capital gains, gross income, gross receipt, property, franchise, sales, use, excise, ad valorem, value added, transfer, gains, profits, license, net worth, asset, transaction, and other taxes, imposed upon any Person by any Law or Governmental Body, together with any interest and any penalties, or additions to tax, with respect to such taxes.

“Termination of Subleases” means the Termination of Subleases delivered at Closing substantially in the form of Exhibit D.

“Third Party” means any Person other than, and not an Affiliate of, a Party.

“Transition Services Agreement” means the Transition Services Agreement delivered at Closing substantially in the form of Exhibit E.

ARTICLE II

PURCHASE AND SALE OF ASSETS

2.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, Seller agrees to sell, convey and assign to Buyer, and Buyer agrees to purchase from Seller, all of Seller’s right, title and interest in, to and under, the leasehold improvements described in Exhibit H of the Prime Lease, machinery, equipment, furniture, fixtures, maintenance records and logs and other personal property at or upon the Premises (excluding 32 SONY high speed recorders which shall remain the property of Seller and may be removed by Seller at a mutually agreeable time), free and clear from all Encumbrances except Permitted Liens, all subject to the terms of the Prime Lease (hereinafter collectively referred to as the “Assets”), together with all applicable vendor’s warranties, if any, to the extent assignable.

2.2 Assignment of Prime Lease. Upon the terms and subject to the conditions of this Agreement, Seller will assign and transfer to Buyer, and Buyer will assume and take assignment of, the Prime Lease.

2.3 Assumption of Liabilities. Buyer agrees to assume all liabilities, debts, expenses and obligations of Seller arising out of or in connection with the Assets or the Prime Lease, to the extent that such liabilities, debts, expenses and obligations relate to or arise during the period on and after the Closing Date (the “Assumed Liabilities”). Other than the Assumed Liabilities, Buyer shall not assume any liabilities, debts, expenses or obligations of Seller, including any liabilities for Taxes imposed on Seller under applicable Law (except as otherwise set forth in Section 8.12(b) of this Agreement).

2.4 Purchase Price. In consideration for the sale, transfer, assignment, conveyance and delivery by Seller to Buyer of the Assets and the delivery of the documents and items described in Section 3.2, Buyer will, at the Closing, pay to Seller an aggregate amount equal to One Hundred Ninety Million and 00/100 U.S. Dollars ($190,000,000.00) (the “Purchase Price”). The Purchase Price is inclusive of any and all sales and use Taxes due. The Purchase Price, as increased or decreased by the prorations and adjustments set forth in Section 8.12, shall be payable in full at Closing in cash by wire transfer of immediately available federal funds received by 5 PM Pacific Standard Time on the Closing Date at a bank account designated by Seller in writing to Purchaser at least five (5) days prior to the Closing.

2.5 Cancellation of Loan Repayment; Release of Claims. As additional consideration for the sale, transfer, assignment, conveyance and delivery by Seller to Buyer of the Assets and the delivery of the documents and items described in Section 3.2, Buyer, at the Closing, shall, and does hereby agree to cancel and forgive Seller’s indebtedness to Buyer evidenced by that certain Commissioning Agreement, dated September 12, 2005, which is attached as Exhibit E to the SC7 Sublease (the “Commissioning Agreement”); provided Seller complies with all pro-rations set forth in Section 8.12. , Buyer shall execute such documents as Seller shall reasonably request to further evidence such cancellation and forgiveness.

ARTICLE III

CLOSING

3.1 Closing Date. The Closing will take place at the offices of Buyer’s legal counsel, or at such other place as the Parties will agree. The parties currently intend that Closing will occur on June 26, 2007 subject to extension for HSR approval (“Closing Date”). The parties agree that Closing may be conducted by mail and facsimile.

3.2 Seller’s Closing Deliveries. The obligations of Buyer to effect the Closing will be subject to Seller’s delivery of the following items to Buyer at the Closing:

(a) bill of sale for the Assets substantially in the form of Exhibit A hereto (the “Bill of Sale”) executed by Seller;

(b) keys to all locks located on or in the Assets (and any and all cards, codes, devices or things necessary to access any of the Assets) which will be surrendered on request to Buyer at the Premises;

(c) copies of all of Seller’s maintenance records and logs and other documentation in Seller’s possession related to operation of the data center within the Premises, excluding trade secrets;

(d) Landlord’s Consent executed by Landlord and Seller;

(e) Uniform Commercial Code termination statements and any other documents necessary to evidence that each of the Assets is being sold, conveyed, transferred, assigned and delivered to Buyer free and clear of any Encumbrances except Permitted Liens;

(f) Assignment and Assumption Agreement executed by Seller;

(g) Termination of Subleases executed by Seller; and

(h) Transition Services Agreement executed by Seller.

3.3 Satisfaction With Results of Due Diligence. The obligations of Buyer to effect the Closing will be further subject to Buyer’s satisfaction with the results of its due diligence prior to Closing.

3.4 Buyer’s Closing Deliveries. The obligations of Seller to effect the Closing will be subject to Buyer’s delivery of the following items to Seller at the Closing:

(a) Purchase Price;

(b) Bill of Sale executed by Buyer;

(c) Assignment and Assumption Agreement executed by Buyer;

(d) Termination of Subleases executed by Buyer;

(e) documents evidencing cancellation and forgiveness of Seller’s indebtedness under the Commissioning Agreement (as described in Section 2.5) executed by Buyer;

(f) Landlord’s Consent executed by Landlord and Buyer; and

(g) Transition Services Agreement executed by Buyer.

3.5 Additional Condition to Closing — Truth of Representations and Warranties.

(a) Buyer’s obligation to effect Closing shall be conditioned upon Seller’s representations, and warranties set forth in Article IV being true and correct in all material respects as of the date of Closing.

(b) Seller’s obligation to effect Closing shall be conditioned upon Buyer’s representations and warranties set forth in Article V being true and correct in all material respects as of the date of Closing.

3.6 Cancellation of Letter of Credit. The obligations of Seller to effect the Closing will further be subject to Landlord’s cancellation and return of the $500,000 letter of credit security deposit provided by Seller to Landlord pursuant to the Prime Lease.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

4.1 Authority; Binding Effect.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri. Seller has all requisite corporate power and authority to own, lease or license and operate the Assets as currently operated.

(b) Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Collateral Agreements and to effect the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and the Collateral Agreements and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly approved by Seller’s Board of Directors, and no other corporate actions or proceedings on the part of Seller or any Affiliate of Seller are necessary to authorize the execution, delivery and performance by Seller of this Agreement, the Collateral Agreements or the transactions contemplated hereby and thereby.

Seller has duly and validly executed and delivered this Agreement and the Collateral Agreements to be delivered at the Closing.

4.2 Non-Contravention. The execution, delivery and performance of this Agreement and the applicable Collateral Agreements by Seller, and the consummation of the transactions contemplated hereby and thereby do not.

(a) conflict with or result in a breach or violation of any provision of any organizational documents of Seller; or

(b) violate, or result in a breach of, or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of, or give rise to a right by any Third Party to terminate or amend its obligations under, any Contract, (excluding (x) the Prime Lease, (y) any agreement evidencing an Encumbrance arising from agreements with Landlord or any lender with a security interest in collateral in the SC6 Building or the SC7 Building, and (z) any title exception).

4.3 Title to Purchased Assets.

(a) Seller has good and valid title to the Assets, subject to the Prime Lease, and a valid and binding leasehold interest in the Prime Lease, subject to the terms thereof, free and clear of any Encumbrances (except Permitted Liens).

(b) All amounts due and payable with respect to the Assets, including the initial purchase price thereof, have been paid in full.

(c) Seller is not a party to any Contract with any Third Party to sell, transfer, assign, convey or otherwise dispose of any portion of the Assets or Prime Lease or any of Seller’s interest in the Assets or Prime Lease.

4.4 No Notices; Absence of Litigation.

(a) With the exception of notice related to HSR Act compliance and notices related to the Hazardous Substance Spill, Seller has received no notice from Governmental Bodies of any noncompliance with Laws that would have a Material Adverse Effect.

(b) There are no Actions pending or, to Seller’s Knowledge, threatened in writing against Seller with respect to the Assets, Premises or the Prime Lease.

(c) There are no Actions pending or, to Seller’s Knowledge, threatened in writing by or against Seller with respect to this Agreement or any of the Collateral Agreements, or in connection with the transactions contemplated hereby or thereby, that would have a Material Adverse Effect.

4.5 Intentionally Deleted.

4.6 Brokers. No broker, finder, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from Buyer in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates.

4.7 Limitations. Notwithstanding and without limiting the foregoing, if any of the representations or warranties of Seller contained in this Agreement are false or inaccurate, or Seller is in breach or default of any of its obligations under this Agreement, and Buyer nonetheless completes the Closing, then Seller shall have no liability or obligation respecting such false or inaccurate representations or warranties or other breach or default (and any Action resulting therefrom shall terminate ab initio upon the Closing) in the event that on or prior to Closing, (x) Buyer shall have had Knowledge of the false or inaccurate representations or warranties or other breach or default and shall have failed to notify Seller thereof, or (y) Seller shall have notified Buyer thereof.

4.8 Knowledge.

(a) Seller’s Knowledge means the actual knowledge of (i) Jeff Wile, Vice President, Data Center Operations, (ii) Tim Caulfield, Senior Vice President, Operations, (iii) Jeff VonDeylen, Chief Financial Officer, (iv) Jens Teagan, Vice President, Treasurer, (v) Gene DeFelice, Senior Vice President, General Counsel, (vi) Pete Bazil, Vice President, Associate General Counsel, or (vii) Mary Ann Altergott, Senior Vice President, Human Resources, of Seller’s acts or omissions, with no duty to investigate.

(b) Buyer’s Knowledge means the actual knowledge of (i) Ivy Li, Director, Corporate Development, (ii) Shauna Vernal, Senior Attorney, (iii) Kevin Williams, Director, Real Estate and Facilities, (iv) Suzen Shaw, Senior Risk Manager, (v) Tim Osborne, (vi) Joel Stone, Regional Data Center Manager, North America West, or (vii) Arne Josefsberg, with no duty to investigate.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

5.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington.

5.2 Authorization; Binding Effect.

(a) Buyer has all requisite corporate power and authority to execute and deliver this Agreement and each Collateral Agreement to which it is or will be a party and to effect the transactions contemplated hereby and thereby.

(b) Buyer has duly and validly executed and delivered this Agreement and each Collateral Agreement to which it is a party to be delivered at Closing.

5.3 Non-Contravention; Buyer’s Consents. The execution, delivery and performance of this Agreement and the Collateral Agreements by Buyer, and the consummation of the transactions contemplated hereby and thereby do not: (i) conflict with or result in a breach or violation of any provision of any organizational documents of Buyer, or (ii) violate or result in a breach of or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of any obligation under, or give rise to a right by any Third Party to terminate or amend its obligations under, any Contract to which Buyer is a party.

5.4 Brokers. No broker, finder, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from Seller in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

ARTICLE VI

COVENANTS

6.1 Intentionally Deleted.

6.2 Seller and Buyer Covenants.

(a) The Purchase Price, which includes any and all sales and use taxes due, will be allocated, for purposes of California sales, use and transfer Taxes, as follows:

Cancellation of Master Services Agreement	$105,000,000

Real Property (with zero allocated to the Prime Lease)	$75,000,000

Personal Property	$10,000,000

This allocation is not binding on Buyer for any purposes other than with respect to providing an agreed upon allocation solely for purposes of California sales, use and transfer Taxes. Seller is not opining on the current market value of the assets being transferred as part of this transaction.

(b) Seller and Buyer agree that the Microsoft Corporation Non-Disclosure Agreement (Non-Standard Reciprocal – Limited Purpose) entered into by and between Seller and Buyer and dated June 28, 2006 (the “Nondisclosure Agreement”) will continue in full force and effect and will be applicable to all Confidential Information (as defined in the Nondisclosure Agreement) exchanged pursuant to this Agreement.

6.3 Covenants of Buyer.

After the Closing Date, Buyer will provide reasonable access to the Premises to Seller for the purpose of accommodating Seller’s remediation and restoration of the Premises in respect of the Hazardous Substance Spill, Seller’s obligations under Section 7.2(iii), and Seller’s obligations under Section 7.2(iv).

6.4 No Survival of Covenants. Buyer and Seller agree that the covenants and agreements set forth in this Article VI shall not survive the Closing hereunder except for Sections 6.2(a) and (b); and Section 6.3; all of which shall survive Closing.

ARTICLE VII

SURVIVAL AND INDEMNIFICATION; DEFAULT; DISCLAIMER

7.1 Survival of Representations and Warranties. The representations and warranties of Buyer and Seller contained in this Agreement will survive the Closing Date for twenty-four (24) months, except as to any matter as to which a legal complaint has been filed and served upon the other Party before such date and identified as a claim for indemnification pursuant to this Article 7.

7.2 Obligations of Seller. Following Closing, Seller will indemnify, defend and hold harmless Buyer and its shareholders, directors, officers, employees, Affiliates, agents and representatives (“Buyer Related Parties”) from and against any and all liabilities, losses, damages, costs and expenses (including reasonable attorney’s fees and costs) (collectively, “Losses”), suffered or reasonably incurred by Buyer as a result of any of the following (i) any inaccuracy in or breach of any of the representations and warranties made by Seller in Article IV of this Agreement (except as such representation or warranty may be limited by the effect of Section 4.7); (ii) the Hazardous Substance Spill; (iii) any pre-Closing violations of Environmental Law by Seller at the Premises of which Seller had Knowledge (excluding (x) any violation of which Buyer had Knowledge and failed to notify Seller prior to Closing and (y) the matters set forth in Schedule 7.2); and (iv) any pre-Closing Release of Hazardous Substances caused by Seller at the Premises of which Seller had Knowledge (excluding (A) Releases in the ordinary course of business and in accordance with ordinary industry practices, (B) Releases of which Buyer had Knowledge and failed to notify Seller prior to Closing and (C) the matters set forth in Schedule 7.2). Seller will reimburse the Indemnified Party promptly upon demand for any unreimbursed payment made or Loss suffered by such Indemnified Party, as such payment is made or Loss suffered, in respect of any Loss to which the foregoing indemnity applies, except that, with respect to clauses (ii), (iii) and (iv) immediately above, Seller shall have the right to perform all required or appropriate cleanup and remediation (including fail safe systems and secondary containment) and shall be provided reasonable access therefor.

7.3 Obligations of Buyer. Following Closing, Buyer will indemnify, defend and hold harmless Seller and Seller Related Parties from and against any and all Losses, suffered or reasonably incurred by Seller, as a result of any of the following: (i) any inaccuracy in or breach or nonperformance of any of the representations and warranties made by Buyer in Article V of this Agreement; or (ii) any other matter as to which Buyer in other provisions of this Agreement has agreed to indemnify Seller. Buyer will reimburse the Indemnified Party promptly upon demand for any unreimbursed payment made or Loss suffered by such Indemnified Party, as such payment is made or Loss suffered, in respect of any Loss to which the foregoing indemnity applies.

7.4 Notice of Loss. The Indemnified Party with respect to any Loss will give prompt notice thereof to the Indemnifying Party.

7.5 Defense. In the event any Third Party makes a demand or claim or file or threaten to file or continue any lawsuit, which demand, claim or lawsuit may result in liability to an Indemnified Party in respect of matters embraced by the indemnity under this Agreement, or in the event that a potential Loss comes to the attention of any Party in respect of matters embraced by the indemnity under this Agreement, then the Party receiving notice or becoming aware of such event will promptly notify the other Party in writing of the demand, claim or lawsuit. Within ten days after written notice by the Indemnified Party (the “Notice”) to an Indemnifying Party of such demand, claim or lawsuit, except as provided in the next sentence, the Indemnifying Party will have the option, at its sole cost and expense, to retain counsel for the Indemnified Party to defend any such demand, claim or lawsuit, provided that counsel who will conduct the defense of such demand, claim or lawsuit will be approved by the Indemnified Party, which approval will not unreasonably be withheld. The Indemnified Party will have the right, at its own expense, to participate in the defense of any suit, action or proceeding brought against it with respect to which indemnification may be sought hereunder; provided, however, if (A)(i) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, and the Indemnifying Party has not retained separate counsel for the Indemnified Party and (ii) the employment of counsel by such Indemnified Party has been authorized in writing by the Indemnifying Party, or (B) the Indemnifying Party has not in fact employed counsel to assume the defense of such action within a reasonable time; then, the Indemnified Party will have the right to retain its own counsel at the sole cost and expense of the Indemnifying Party, which costs and expenses will be paid by the Indemnifying Party on a current basis. No Indemnifying Party, in the defense of any such demand, claim or lawsuit, will consent to entry of any judgment or enter into any settlement without the consent of the Indemnified Party which consent will not be unreasonably withheld. In the event that the Indemnifying Party will fail to respond within twenty days after receipt of the Notice, the Indemnified Party may retain counsel and conduct the defense of such demand, claim or lawsuit, as it may in its sole discretion deem proper, at the sole cost and expense of the Indemnifying Party, which costs and expenses will be paid by the Indemnifying Party on a current basis. Failure to provide Notice will not limit the rights of such party to indemnification, except to the extent the Indemnifying Party’s defense of the action is prejudiced by such failure.

7.6 Notice by the Parties. Each Party agrees to notify the other of any liabilities, claims or misrepresentations, breaches or other matters covered by this Article 7 promptly upon discovery or receipt of notice thereof.

7.7 Intentionally Deleted.

7.8 Disclaimers and Waivers.

(a) Except as expressly stated herein, Seller makes no representation or warranty as to the truth, accuracy or completeness of any materials, data or information delivered by Seller to Buyer in connection with the transaction contemplated hereby.

(b) Except as expressly set forth in this Agreement, it is understood and agreed that Seller is not making and has not at any time made any warranties or representations of any kind or character, expressed or implied, with respect to the Premises, the Assets or the Prime Lease, including, but not limited to, any warranties or representations as to habitability, merchantability, fitness for a particular purpose, zoning, use, tax consequences, latent or patent physical or environmental condition, utilities, operating history or projections, valuation, Governmental Body approvals, the compliance of the Premises, the Assets or the Prime Lease with Laws, or any other matter or thing regarding the Premises, the Assets or the Prime Lease. Buyer acknowledges and agrees that upon Closing Seller shall sell and convey to Buyer and Buyer shall accept the Premises, the Assets and the Prime Lease “AS IS”.

(c) As additional consideration for the Assets and the cancellation of the Schedules, effective as of the Closing, Buyer shall be deemed to have released Seller and all Seller Related Parties from all claims which Buyer or any Buyer Related Party has or may have arising from or related to the Schedules, or any agreement, matter or thing related to or in connection with the Premises, the Assets or the Prime Lease, and Buyer shall not look to Seller or any Seller Related Parties in connection with the foregoing for any redress or relief. This release shall be given full force and effect according to each of its terms and provisions, including those relating to unknown and unsuspected claims, damages and causes of action. Notwithstanding the foregoing, this release shall not apply to any claims arising out of the expressed representations, warranties and indemnifications by Seller set forth in this Agreement or the Collateral Agreements.

7.9 Survival. This Article 7 will survive the Closing and will remain in effect indefinitely. Any matter as to which a complaint has been filed that is pending or unresolved at the end of any applicable limitation period set forth in Section 7.1 will continue to be covered by this Article 7 notwithstanding any applicable statute of limitations (which the Parties hereby waive) until such matter is finally terminated or otherwise resolved by the Parties or by a court of competent jurisdiction and any amounts payable hereunder are finally determined and paid.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.1 Notices. All notices and other communications hereunder and under the Collateral Agreements will be in writing and will be deemed to have been duly given upon receipt if (i) mailed by certified or registered mail, return receipt requested, (ii) sent by a nationally recognized overnight delivery service (receipt requested), fee prepaid, (iii) sent via facsimile with receipt confirmed, or (iv) delivered personally, addressed as follows or to such other address or addresses of which the respective party will have notified the other.

(a)	If to Seller, to:

SAVVIS Communication Corporation

1 Savvis Parkway

Town & Country, MO 63017

Attention: Jens Teagan

Facsimile Number: 314-628-7230

With a copy to:

SAVVIS Communication Corporation

1 Savvis Parkway

Town & Country, MO 63017

Attention: General Counsel

Facsimile Number: 888-522-6550

(b)	If to Buyer, to:

Microsoft Corporation

One Microsoft Way

Redmond, WA 98052

Attention: Law and Corporate Affairs

Facsimile Number: 425-703-9117

With a copy to:

Kirkpatrick & Lockhart Preston Gates & Ellis LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104

Attention: James Andrus, Esq.

Facsimile Number: 206-370-6005

8.2 Expenses. Except as otherwise provided in Article VII of this Agreement or in the Collateral Agreements, each Party will pay its own costs and expenses, including legal, accounting and due diligence expenses, related to the transactions contemplated by this Agreement and the Collateral Agreements, irrespective of when incurred. Notwithstanding any contrary provision in this Agreement, Seller shall remit sales and use Taxes, transfer Taxes and similar Taxes resulting from the transactions contemplated by this Agreement and Buyer shall not be responsible for payment of any such Taxes. Seller may not add to the Purchase Price, or seek reimbursement from Buyer for, any sales or use Taxes, transfer Taxes or similar Taxes related to the transactions contemplated by this Agreement, and Buyer and Seller expressly rebut any presumption in Cal. Civ. Code § 1656.1 or Reg. 1700, 18 CCR which may allow for such reimbursement. Seller shall not be entitled to any adjustment to the Purchase Price or to any payment, reimbursement, or surcharge whatsoever in connection with underreporting or remittance of sales or use Taxes, transfer Taxes or similar Taxes related to the transactions contemplated by this Agreement.

8.3 Entire Agreement. The agreements of Seller and Buyer, which is comprised of this Agreement, the Schedules and Exhibits hereto and the documents referred to herein, including the Collateral Agreements, sets forth the entire agreement and understanding between the Parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement and the Collateral Agreements.

8.4 WAIVER OF JURY TRIAL. BOTH OF THE PARTIES IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR ANY OF THE COLLATERAL AGREEMENTS OR THE ENFORCEMENT OF ANY PROVISION HEREOF OR THEREOF.

8.5 Governing Law. This Agreement and the Collateral Agreements, and all claims or causes of action that may be based upon, arise out of or relate to this Agreement or the Collateral Agreement will be construed in accordance with and governed by the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within such State without regard to conflicts of laws principles thereof.

8.6 Waiver. The rights and remedies of the Parties to this Agreement and the Collateral Agreements are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by Law, (a) no claim or right arising out of this Agreement or the Collateral Agreements can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given and will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure or noncompliance; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the Collateral Agreements.

8.7 No Oral Modification. Neither this Agreement nor any Collateral Agreement may be amended except by a written agreement executed by the Parties. Any attempted amendment in violation of this Section 8.7 will be void ab initio.

8.8 Assignments; Successors. No party may assign any of its rights under this Agreement or any Collateral Agreements without the prior written consent of the other parties hereto or thereto, which consent will not be unreasonably withheld. Notwithstanding the foregoing, no consent will be required in the event the assignee is a subsidiary of Microsoft Corporation, provided that, (a) Microsoft Corporation shall remain liable under this Agreement and the Collateral Agreements and (b) if requested by Landlord, Microsoft Corporation will be a signatory to, or guarantor of the assignee’s performance under, the Assignment and Assumption of Lease Agreement. Subject to the preceding sentences, this Agreement and the Collateral Agreements will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties.

8.9 Severability. If any provision of this Agreement or the Collateral Agreements is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement and the Collateral Agreements will remain in full force and effect; provided, that the court making such determination will have the power to and will, subject to the discretion of such court, reduce the scope, duration, area or applicability of such provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable provision with a provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

8.10 Limitations on Public Disclosure. No Party may issue any press release, or make any public announcement or filing with a Governmental Body, with respect to this Agreement or any Collateral Agreement and without obtaining prior written consent of the other Party to the issuance of such press release, or the making of such public announcement or filing, and to the contents thereof, which will not be unreasonably withheld or delayed; provided, that such Party may, without the prior consent of the other Party, issue such press release, or make such public statement or filing, as may upon the advice of counsel be required by Law.

8.11 No Third Party Beneficiaries. Nothing in this Agreement or the Collateral Agreements, express or implied, is intended to or will constitute the parties hereto as partners or as participants in a joint venture. This Agreement and the Collateral Agreements are solely for the benefit of the Parties and, only to the extent provided in Section 7 hereof, their respective Affiliates and employees, representatives, agents, directors, officers, partners or principals, as applicable, or their respective assigns, for whom the parties will be entitled to enforce this Agreement, and no provision of this Agreement will be deemed to confer upon any other Third Parties any remedy, claim, liability, reimbursement, cause of action or other right.

8.12 Prorations. (a) The following shall be apportioned with respect to the Property as of 12:01 a.m. on the day of Closing, as if Buyer were vested with title to the Assets and the Prime Lease during the entire day upon which Closing occurs:

(i) the rents, additional rents and other charges payable by tenant under the Prime Lease, it being agreed that in the event of any adjustment of “Operating Expenses” under Section 6(a)(vii) of the Prime Lease, Buyer shall promptly notify Seller of any such adjustment, and any benefit or liability arising from such adjustment shall be prorated as set forth in Section 3 of the Assignment and Assumption Agreement;

(ii)(A) the rents, additional rents and other charges payable by subtenant under the Subleases and (B) the payments payable by sublandlord under the Commissioning Agreement;

(iii) all payments and charges under the Schedules, subject to the provisions of Section 7.8(c);

(iv) gas, electricity, water and other utility charges used or consumed at the Premises for which Seller (and not Buyer under the Subleases or the Schedules) is liable, if any, such charges to be apportioned at Closing on the basis of the most recent meter reading occurring prior to Closing;

(b) Real and tangible personal property Taxes with respect to the Premises and the Assets for the Tax fiscal year (July 1 – June 30) in which the Closing occurs shall be prorated between Buyer and Seller based on the number of days in such fiscal year up to the Closing Date (to Seller) and the number of days in such fiscal year including and after the Closing Date (to Buyer). If the amount of such Taxes with respect to any of the Premises and the Assets for the Tax fiscal year in which the Closing occurs has not been determined as of the Closing Date, then the Taxes with respect to such Premises and the Assets for the preceding Tax fiscal year shall be used to calculate such prorations. The prorated amount of real and tangible personal property Taxes, as determined under this Section 8.12(b), shall be an adjustment to the amount of cash due from Buyer at the Closing. If the actual amount of any such Taxes varies by more than twenty five thousand dollars ($25,000) from estimates used at the Closing to prorate such Taxes, then the Parties shall re-prorate such Taxes within ten (10) days following request by either Party based on the actual amount of the Tax bill;

(c) Seller shall retain all right, title and interest to the refund of any Taxes with respect to the period prior to the Closing Date and if any such refund shall be sent to Buyer, Buyer shall pay such amount to Seller not later than ten (10) days following Buyer’s receipt thereof; and

(d) Seller shall have the right to terminate any contracts it may have with any Governmental Body regarding utility charges and shall receive (and retain all right, title and interest with respect to) all utility deposits.

8.13 Further Assurances. Seller and Buyer shall execute and deliver for the benefit of the other such documents as shall be reasonably necessary or appropriate to effect or complete the transactions contemplated by this Agreement.

8.14 Counterparts. This Agreement and the Collateral Agreements each may be executed simultaneously in two or more counterparts, each of which will be deemed to be an original copy hereof or thereof and all of which together will be deemed, respectively, to constitute one and the same agreement.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

SAVVIS COMMUNICATIONS CORPORATION a Missouri corporation

By:	/s/ Eugene V. DeFelice
Name:	Eugene V. DeFelice
Title:	Senior Vice President, General Counsel

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Asset Purchase Agreement

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

MICROSOFT CORPORATION a Washington corporation

By:	/s/ Steve Berkowitz
Name:	Steve Berkowitz
Title:	SVP, Online Services

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Asset Purchase Agreement